EXHIBIT 12.2
SAN DIEGO GAS & ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	2012	2013	2014	2015	2016	June 30, 2017
Fixed charges and preferred stock dividends:
Interest	$220	$231	$238	$241	$239	$126
Interest portion of annual rentals	1	1	1	1	1	1
Total fixed charges	221	232	239	242	240	127
Preferred stock dividends(1)	7	5	—	—	—	—
Combined fixed charges and preferred stock dividends for purpose of ratio	$228	$237	$239	$242	$240	$127
Earnings:
Pretax income from continuing operations	$705	$626	$797	$890	$845	$454
Add: Total fixed charges (from above)	221	232	239	242	240	127
Less: Interest capitalized	—	—	1	—	—	—
Total earnings for purpose of ratio	$926	$858	$1,035	$1,132	$1,085	$581
Ratio of earnings to combined fixed charges
and preferred stock dividends	4.06	3.62	4.33	4.68	4.52	4.57

Ratio of earnings to fixed charges	4.19	3.70	4.33	4.68	4.52	4.57

(1)	In computing this ratio, “Preferred stock dividends” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.